

Mail Stop 7010

December 8, 2006

via U.S. mail and facsimile

Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

>   **Re: Tupperware Brands Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Forms 10-Q for the Quarters Ended March 31, 2006, July 1, 2006 and**
>   **September 30, 2006**
>   **File No. 1-11657**

Dear Mr. Poteshman:

    We have reviewed your response letter dated November 30, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Cash Flows, page 36

1. We have reviewed your response to prior comment 1. Please show us in your supplemental response the restated statement of cash flows you will include in the 2006 Form 10-K. Please also show us all other portions of the 2006 Form 10-K which will be affected by the restatement related to the make-whole payment. This should include the note to the financial statements discussing the restatement, MD&A, and Item 9A.

Form 10-Q for the period ended September 30, 2006

Note 10. Segment Information, page 15

2. We have reviewed your response to prior comment 2. Please provide us with all financial information provided to your chief operating decision maker for each of the last three years and the 2006 interim period.

* * * *

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief